SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04017220

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 0 7 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 158

SEC FILE NUMBER
8-48399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHUKLA FINANCIAL SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 KELSEY AVE
(No. and Street)

WEST PATERSON (City) NJ (State) 07424 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BIPINCHANDRA R. SHUKLA 973-279-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SILVERMAN, JERROLD G.
(Name – *if individual, state last, first, middle name*)

585 STEWART AVENUE, SUITE L-50, GARDEN CITY NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BIPINCHANDRA R. SHUKLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHUKLA FINANCIAL SERVICES, Inc., as of 12/31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature] 2/25/04
Signature

Pres.
Title

[signature]
Notary Public

HARSHADRAY B. PATEL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 26, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
APR 0 7 2004
WASH. D.C. 158 SECTION

SHUKLA FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Jerrold G. Silverman, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

ACCOUNTANTS' AUDITED REPORT

Board of Directors
Shukla Financial Services, Inc.

I have audited the accompanying statement of financial condition of Shukla Financial Services, Inc. as of December 31, 2003 and the related statements of income changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shukla Financial Services, Inc. at December 31, 2003, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Jerrold G. Silverman, CPA

Garden City, New York
February 16, 2004

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Operating Account		$ 6,624
Clearing Deposit		55,017
Prepaid Expenses & Taxes		2,871
Marketable Securities, At Market Value		24,680
TOTAL CURRENT ASSETS		89,192
FIXED ASSETS		
Equipment & Automobiles, At Cost, Less Accumulated Depreciation of $9,046		470
OTHER ASSETS		
Securities Not Readily Marketable – At Cost		20,100
TOTAL ASSETS		$109,762

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Net Payable To Broker-Dealers & Clearing Organizations		$ 20,072
Accounts Payable, Accrued Expenses, & Other Liabilities		4,850
TOTAL CURRENT LIABILITIES		24,922
LONG-TERM LIABILITIES		
Shareholder's Loans – Subordinated		20,902
TOTAL LIABILITIES		45,824
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 5,000 Shares, Issued 5,000 Shares	$ 55,000	
Additional Paid In Capital	74,594	
Accumulated Deficit	(65,656)	
TOTAL STOCKHOLDER'S EQUITY		63,938
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$109,762

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 36,868
Firm Trading – Capital Loss - Net	(1,810)
Other Income	9,116
TOTAL REVENUES – NET OF LOSSES	44,174
EXPENSES	
Floor Brokerage, Exchange, & Clearance Fees	46,390
Communications & Data Processing	9,689
Regulatory Dues, Fees & Expenses	4,703
Payroll & Related Costs	6,471
Other Expenses	20,694
TOTAL EXPENSES	87,947
LOSS BEFORE INCOME & FRANCHISE TAXES	(43,773)
PROVISION FOR INCOME & FRANCHISE TAXES	574
NET LOSS	$(44,347)
LOSS PER SHARE OF COMMON STOCK	$ (9)

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

CAPITAL STOCK		
Capital Stock – Authorized & Issued 5,000 Shares With No Par Value		$ 55,000
Additional Paid In Capital		74,594
TOTAL CAPITAL		129,594
ACCUMULATED DEFICIT		
Accumulated Deficit – January 1, 2003	$(21,309)	
Net Loss	(44,347)	
Accumulated Deficit – December 31, 2003		(65,656)
TOTAL STOCKHOLDER'S EQUITY		$ 63,938

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated Borrowings At January 1, 2003	$20,902
Decreases:	
Payment of Stockholder's Loan	0
Subordinated Borrowings At December 31, 2003	$20,902

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (44,347)
Adjustments To Reconcile Net Income To Net Cash Used For Operating Activities:		
Depreciation & Amortization	$ 188	
Unrealized Loss On Securities	467	
Changes In Assets & Liabilities		
Prepaid Expenses & Taxes	(77)	
Accounts Payable, Accrued Expenses & Other Liabilities	1,950	
Net Payable From Broker-Dealers & Clearing Organizations	21,731	
TOTAL ADJUSTMENTS		24,259
NET CASH USED FOR OPERATING ACTIVITIES		(20,088)
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase In Clearing Deposits	(4,995)	
Proceeds From Sales Of Securities	79,053	
Purchase Of Securities	(84,200)	
NET CASAH USED FOR INVESTING ACTIVITIES		(10,142)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds Of Additional Capital Contribution		15,000
DECREASE IN CASH & CASH EQUIVALENTS		(15,230)
CASH & CASH EQUIVALENTS – January 1, 2003		21,854
CASH & CASH EQUIVALENTS – December 31, 2003		$ 6,624

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash Paid During The Period For:	
Income & Franchise Taxes	$ 574
Interest Expense	$ 3

The Accompanying Notes Are An Integral Part Of These Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New Jersey Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:
a) The Company is engaged in a single line business as a securities broker-dealer.

b) Securities Transactions:
Proprietary securities transactions is regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities are entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on the settlement date basis with related commission and expenses reported on the trade date basis.

c) Marketable Securities are valued at market value.

d) Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

e) Depreciation:
Equipment is stated at acquisition cost. Depreciation is computed by the straight-line and various accelerated methods over the estimated useful life of the property. Maintenance and repairs are charged to expenses when incurred and renewals and betterments are capitalized.

The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are eliminated from the accounts and any resulting gain or loss is reflected in income.

SHUKLA FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Pursuant to SEC Rule 17a-5(a)(4), there are no material differences in the firms computation of net capital compared with the computations contained in this report.

SCHEDULE I

SHUKLA FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL		
Total Stockholder's Equity		$65,656
Total Stockholder's Equity Qualified For Net Capital		65,656
Add:		
Subordinated Stockholder's Loan		20,902
TOTAL CAPITAL		86,558
Deductions and/or Changes:		
Non-allowable Assets:		
Equipment And Automobiles – Net	$ 470	
Prepaid Expenses And Taxes	2,871	
Marketable Securities - Warrants	20,100	
TOTAL ADJUSTMENTS		23,441
Net Capital Before Haircut On Securities Positions		63,117
Haircuts On Securities		
Stocks	$ 3,703	
Money Market Funds	1,100	4,803
NET CAPITAL		$ 58,314
Aggregate Indebtedness		
Other Accounts Payable & Accrued Expenses		$ 4,850
Computation Of Basic Net Capital Requirement:		
Company		$ 5,000
Excess Net Capital		$ 53,314

There were no material differences found between the report of the auditor and of the company in reporting Part IIA of computing net capital.

SCHEDULE II

SHUKLA FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2003

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE III

SHUKLA FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSIN OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2003

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE IV

SHUKLA FINANCIAL SERVICES, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2003

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

Jerrold G. Silverman, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

Board of Directors
Shukla Financial Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of Shukla Financial Services, Inc. (the Company), for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and should not be used for any other purpose.

Jerrold G. Silverman, CPA

Garden City, New York
February 16, 2004